Jenkens & Gilchrist
                           A PROFESSIONAL CORPORATION          Austin, Texas
                                                              (512) 499-3800
                                                            Chicago, Illinois
                                 1401 MCKINNEY                (312) 425-3900
                                   SUITE 260                  Dallas, Texas
                           HOUSTON, TEXAS 77010-4034          (214) 855-4500
                                                         Los Angeles, California
                                 (713) 951-3300               (310) 820-8800
                            FACSIMILE (713) 951-3314      Pasadena, California
                                                              (626) 578-7400
                                                           San Antonio, Texas
    Lee Thompson                                              (210) 246-5000
   (713) 951-3342                                            Washington, D.C.
lthompson@jenkens.com           www.jenkens.com               (202) 326-1500


                                   May 25, 2005


By EDGAR and Facsimile  202-942-9531

Ms. Tamara Brightwell
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0510
450 5th Street, N.W. - Judiciary Plaza
Washington D.C. 20549-0405

         Re:      Handy Hardware Wholesale, Inc.
                  Form S-2 filed April 22, 2005
                  File No. 333-124252

Dear Ms. Brightwell:

     This letter responds to the comments of the Staff contained in your letter dated May 12, 2005 regarding the above Form S-2 filed April 22, 2005. The responses included in this letter have been numbered to correspond to the number of the Staff's comments. This letter is being filed via EDGAR today.

                          Form S-2 filed April 22, 2005
                          -----------------------------

Prospectus Cover Page
---------------------

1. PLEASE REVISE THE COVER PAGE OR PROSPECTUS SUMMARY TO INCLUDE THE MAILING ADDRESS AND TELEPHONE NUMBER OF THE PRINCIPAL EXECUTIVE OFFICES. SEE ITEM 3 OF FORM S-2 AND REGULATION S-K ITEM 503(B).

     We have revised the prospectus summary to include the mailing address and telephone number of the Company's principal executive offices.

                              JENKENS & GILCHRIST
                           A PROFESSIONAL CORPORATION

Tamara Brightwell
May 25, 2005
Page 2


2.   SPECIFICALLY DISCLOSE THE PERIOD OF THE FILING.

     We have revised the prospectus summary to include as the last item the period of offering which will be until April 30, 2007.

When Actual Stock Ownership is Less than Desired Stock Ownership, page 7
------------------------------------------------------------------------

3. WE NOTE THAT MEMBER-DEALERS WILL BE CHARGED 2% ON ITS WAREHOUSE PURCHASES AND THE FUNDS WILL ACCUMULATE UNTIL REACHING $2000, AT WHICH TIME IT WILL BE USED TO PURCHASE ADDITIONAL STOCK. REVISE THIS SECTION TO DISCUSS HOW A MEMBER-DEALER WITH LESS THAN DESIRED STOCK OWNERSHIP WILL ACQUIRE ADDITIONAL CLASS B COMMON STOCK AND PREFERRED STOCK IF THE MEMBER-DEALER DOES NOT PURCHASE ANY WAREHOUSE INVENTORY.

     We have revised this section to state that if a member-dealer does not purchase any warehouse inventory during the year and their stock ownership is below the desired level, then during that year the member-dealer will not be charged 2% and will not purchase any Class B Common Stock or preferred stock until they begin making warehouse purchases again.

Class A Common Stock and Class B Common Stock, page 9
-----------------------------------------------------

4. WE NOTE THAT EACH MEMBER-DEALER IS REQUIRED TO OWN 10 SHARES OF CLASS A COMMON STOCK BUT NO MEMBER-DEALER MAY OWN MORE THAN 10 SHARES OF CLASS A COMMON STOCK. WE ALSO NOTE THAT CLASS A STOCKHOLDERS MUST OFFER TO SELL THEIR SHARES TO THE COMPANY BEFORE SELLING THEM TO A THIRD PERSON. PLEASE DISCUSS THE CONDITIONS UNDER WHICH A STOCKHOLDER WOULD SELL CLASS A SHARES INCLUDING, IF TRUE, THAT CLASS A STOCKHOLDERS MAY ONLY SELL THEIR CLASS A SHARES IF THEY ARE NO LONGER A MEMBER-DEALER. SEE ITEM 202(A)(1)(X) OF REGULATION S-K.

     We have added language to this section which states that Class A common
stockholders   may  only  sell  their  shares  as  part  of   withdrawing  as  a
member-dealer.

Incorporation of Documents by Reference, page 10
------------------------------------------------

5. PLEASE NOTE THAT WHILE FORM S-2 PERMITS THE INCORPORATION BY REFERENCE OF CERTAIN PREVIOUSLY FILED DOCUMENTS, IT DOES NOT PERMIT FORWARD INCORPORATION. IN THIS REGARD, A POST-EFFECTIVE AMENDMENT IS NECESSARY TO MEET THE REQUIREMENTS OF
SECTION 10(A)(3), TO REFLECT FUNDAMENTAL CHANGES, OR TO DISCLOSE MATERIAL CHANGES IN THE PLAN OF DISTRIBUTION. PLEASE REVISE YOUR DISCLOSURE ACCORDINGLY.

     We have deleted any reference to forward incorporation under this section.

                              JENKENS & GILCHRIST
                           A PROFESSIONAL CORPORATION

Tamara Brightwell
May 25, 2005
Page 3

6. PLEASE REVISE THIS SECTION TO STATE THAT YOU WILL DELIVER THE FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004 AND THE FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2005 AS REQUIRED BY ITEM 11(A) OF FORM S-2. OTHERWISE, YOU SHOULD REVISE THE PROSPECTUS TO INCLUDE THE INFORMATION REQUIRED BY ITEM 11(B) OF FORM S-2.

     We have added language to this section that states that any documents incorporated by reference in this prospectus can be requested at no charge and that the Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 have been or will be delivered as required by Item 11(a) of Form S-2.

7. REVISE THIS SECTION TO INCLUDE ALL REPORTS FILED PURSUANT TO SECTION 13(A) OR 15(D) OF THE EXCHANGE ACT SINCE DECEMBER 31, 2004. SEE FORM S-2 ITEM 12(A)(2).

         We have revised this section to incorporate by reference: (i) the Annual Report on Form 10-K for the fiscal year ended December 31, 2004; (ii) the Form 10-Q for the quarter ended March 31, 2005, and (iii) any current reports on Form 8-K filed since the end of the fiscal year ended December 31, 2004.

Item 17, Undertakings, page 11-3
--------------------------------

8.   PLEASE INCLUDE THE UNDERTAKING IN ITEM 512(H).

     We have revised this section to include the undertaking in Item 512(h).

Legality Opinion
----------------

9. PLEASE DELETE ASSUMPTION (IV) AS IT IS INAPPROPRIATE TO ASSUME THAT THE SHARES WILL BE AUTHORIZED AT THE TIME OF ANY OFFERING OR SALE. NOTE THAT THE FILING OF THE REGISTRATION STATEMENT CONSTITUTES A GENERAL SOLICITATION FOR THE SHARES AND THE OFFERING IS CONTINUOUS. THEREFORE, SUFFICIENT SHARES SHOULD BE RESERVED FOR ISSUANCE PURSUANT TO THIS OFFERING ALREADY, AND COUNSEL SHOULD REMOVE THIS ASSUMPTION.

     We have prepared a new legal opinion and withdrawn the previously filed legal opinion and deleted the assumption as to the number of shares of stock authorized and available for issuance at the time of offering.

                              JENKENS & GILCHRIST
                           A PROFESSIONAL CORPORATION

Tamara Brightwell
May 25, 2005
Page 4

                 Form 10-K for the year ended December 31, 2004
                 ----------------------------------------------

Item 7. Management's Discussion and Analysis
--------------------------------------------

Contractual Commitments and Obligations, page 9
-----------------------------------------------

10. IN FUTURE FILINGS, PLEASE SPECIFY THE AMOUNT DUE UNDER THE CREDIT FACILITY. FOR EXAMPLE, STATE WHETHER THE AMOUNT OUTSTANDING UNDER THE CREDIT FACILITY IS DUE ON DEMAND OR WHETHER A PORTION OF THE FACILITY IS DUE AT REGULAR INTERVALS.

     In future filings, we will specify the amount due under the credit facility including the amount of interest we pay monthly, and specify that outstanding principal amounts are due upon the maturity of the loan if this remains the case in future periods, as is the case today.

Independent Auditor's Report, page 11
-------------------------------------

11. YOUR AUDIT REPORT SHOULD INCLUDE A REFERENCE THAT THE ENGAGEMENT WAS CONDUCTED IN ACCORDANCE WITH "THE STANDARDS OF THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD (UNITED STATES)". PLEASE AMEND YOUR 2004 FORM 10-K. REFER TO PCAOB AUDITING STANDARD NO. 1.

     The Company's independent auditor has revised its Auditor's Report to include a statement that its engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). We have amended the 2004 Form 10-K to revise Item 8. This Amended Form 10-K will be filed simultaneously with the Amended Form S-2.

     ALSO,   PLEASE  UPDATE  THE  AUDITORS'  CONSENT  IN  THE  S-2  REGISTRATION
STATEMENT. THE FINANCIAL STATEMENTS WILL ALSO NEED TO BE UPDATED UNLESS THE S-2 IS DECLARED EFFECTIVE BY MAY 16, 2005.

     The date of the auditors' consent has been updated in the S-2 registration statement. The Company has updated the financial statements by incorporating by reference the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.

Item 9A.  Controls and Procedures, page 31
------------------------------------------

12. WE NOTE YOUR DISCLOSURES THAT THE DISCLOSURE CONTROLS AND PROCEDURES "ARE EFFECTIVE IN ALERTING THEM ON A TIMELY BASIS TO MATERIAL INFORMATION RELATING TO THE COMPANY AND REQUIRED UNDER THE EXCHANGE ACT TO BE DISCLOSED IN THIS REPORT". IN FUTURE FILINGS, REVISE TO STATE THAT THE DISCLOSURE CONTROLS AND PROCEDURES ARE DESIGNED TO ENSURE THAT INFORMATION REQUIRED TO BE DISCLOSED BY THE COMPANY IN REPORTS THAT IT FILES OR SUBMITS UNDER THE EXCHANGE ACT IS RECORDED, PROCESSED, SUMMARIZED AND REPORTED, WITHIN THE TIME PERIODS SPECIFIED IN THE COMMISSION'S RULES AND FORMS.

                              JENKENS & GILCHRIST
                           A PROFESSIONAL CORPORATION

Tamara Brightwell
May 25, 2005
Page 5

     The Company will update its future filings to state that the disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms.

Item 12.  Security Ownership of Certain Beneficial Owners and Management
------------------------------------------------------------------------

13. IN FOOTNOTE 2 TO THE BENEFICIAL OWNERSHIP TABLE, WE NOTE THE STATEMENT THAT ONE DIRECTOR "DOES NOT HOLD ANY OF THE VOTING OR INVESTMENT POWER WITH RESPECT TO THE SHARES OWNED BY THE MEMBER DEALER'S ENTITY, ALL SUCH POWER BEING HELD BY OTHER MEMBERS OF MANAGEMENT OF THE AFFILIATED ENTITY." IN FUTURE FILINGS, PLEASE REVISE TO DISCLOSE THE NATURAL PERSON WHO HAS VOTING AND INVESTMENT CONTROL OVER THESE SHARES.

     We will revise future filings to disclose the natural person who has voting and investment control over these shares.


     Please feel free to contact me at 713-951-3342 with any further questions or comments. Thank you.

                                                     Very truly yours,


                                                     /s/ Lee Thompson
                                                     -----------------
                                                     Lee Thompson

LT:at

cc:      Ms. Tina S. Kirbie
         Handy Hardware Wholesale, Inc.
         8300 Tewantin Drive
         Houston, TX 77061